UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

EXIDE TECHNOLOGIES

(Exact name of the registrant as specified in its charter)

Delaware	1-11263	23-0552730
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13000 Deerfield Parkway, Building 200, Milton, Georgia	30004
(Address of principal executive offices)	(Zip code)

Brad S. Kalter, Corporate Secretary	(678) 566-9000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 -Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit Conflict Minerals Disclosure

A copy of the Exide Technologies Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at http://ir.exide.com/governance.cfm.

Section 2 – Exhibits Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Exide Technologies

By:	/s/ Phillip A. Damaska	May 30, 2014

Phillip A. Damaska

Executive Vice President and Chief Financial Officer

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